Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

July 23, 2008

By EDGAR Correspondence
File:  316C

United States Securities and Exchange Commission
Attention:  Jill S. Davis, Branch Chief
Division of Corporation Finance
100 F Street, NE
Washington, D.C., 20549-7010
USA

Dear Ms. Davis:

Re:

Aurizon Mines Ltd. – Form 40-F for Fiscal Year Ended December 31, 2007

File No. 001-31893

Further to your second review letter dated July 17, 2008, we hereby respond, by including both your comments and our response, as follows:

Form 40-F for the Fiscal Year Ended December 31, 2007

Note 19.  Differences between Canadian and US GAAP, page 51

General

1.

We note from your response to prior comment number four, that your internal accounting policy is that “Drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at production stage properties and development stage properties that have proven and probable reserves are capitalized.”  In this regard, it appears that drilling expenditures you incur at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves are capitalized.  As there appears to be diversity in practice regarding the accounting treatment for such costs within the mining industry, please expand your accounting policy disclosures to address the items below:

•

Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.

•

Please indicate, if true, that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure:

•

Embodies a probable future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows;

•

You can obtain the benefit and control others access to it, and,

•

The transaction or event giving rise to your right to or control of the benefit has already occurred.

•

Expand your accounting policy to explain how you determine whether or not you have met the above criteria.

•

Clarify, if true, how the stage of mine development impacts whether or not an expenditure represents an asset.

•

Disclose the amount of costs capitalized that were incurred to convert mineral resources to reserves at properties that are either in the production or development stage capitalized as of your most recent balance sheet and each year a statement of operations is reported.

Aurizon response:

We propose to expand our accounting policy disclosures for exploration and development costs to address the items described above on a prospective basis.

 d)

Mineral Property Exploration Expenditures, page 53

2.

In response to prior comment six, you propose to remove the term “exploration” from the disclosure referenced in the comment.  Given your accounting policies provided in response to prior comment four, it appears you do in fact capitalize exploration costs once proven and probable reserves have been established.  Please ensure your disclosures and accounting policies are consistent.

Aurizon response:

We will ensure that our disclosures and accounting policies are consistent in the future.

We trust you will find the aforementioned responses satisfactory.  However, should you have any questions or require any further information, please do not hesitate to contact the writer.

Yours very truly,

AURIZON MINES LTD.

_________________________
Ian S. Walton,
Executive Vice-President &
 Chief Financial Officer

ISW/jask

Cc:

Shearman & Sterling LLP

Attn:  Christopher J. Cummings, Partner

PricewaterhouseCoopers LLP

Attn:  Mark Platt, Partner